UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Translation of registrant's name into English)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Warrant Purchase Agreement between Export Development Canada and Hydrogenics Corporation, dated as of November 4, 2016
99.2	Loan Agreement between Export Development Canada and Hydrogenics Corporation, dated as of November 4, 2016
99.3	Material Change Report, dated November 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Registrant)

Date: November 10, 2016	/s/ Robert Motz
Robert Motz
Chief Financial Officer